Correspondence

NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

August 13, 2025

Uwem Bassey

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exousia Pro, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed July 23, 2025 File No. 024-12629

Dear Mr. Bassey:

This is in response to the letter of comment of the Staff dated August 4, 2025, relating to the captioned Amendment No. 1 to the Offering Statement on Form 1-A of Exousia Pro, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment No. 1 to Offering Statement on Form 1-A

Part II and III

Results of Operations, page 17

Comment No. 1: For the fiscal year ended December 31, 2024 please clarify the circumstances of the $233,375 in consulting and professional fees incurred by the predecessor, Exousia AI.

Please note that the Company’s original submission erroneously present the “Successor” results of operations for the fiscal year ended December 31, 2024. These operations of the successor had $233,375 in consulting fees, mainly made up of $200,000 in share based payments and the remainder being professional fees for accountants, lawyers and transfer agent.

Financial Statements, page F-1

Comment No. 2: Please address the following in your financial statements:

•	Revise to heading of the Consolidated Balance Sheets on page F-2 so it no Longer reads "Marijuana, Inc."

The Company has made this correction.

•	Revise the heading of the Notes to Unaudited Financial Statements on page F-16 so it no longer reads "April 30, 2024."

The Company has made this correction.

•	Revise to quantify and describe the nature of the "intangible assets" acquired, as disclosed on page F-19 and elsewhere in the offering statement, including page F-6.

The Company has made additional disclosures regarding the nature of the intangible assets acquired on pages F-19 and elsewhere throughout, including page F-6.

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Please be advised that, with respect to the selling shareholder disclosure, such disclosure has been updated to reflect the most recent disclosure standards, as discussed by the Staff and the undersigned.

Please be further advised that, in light of recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

_________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Exousia Pro, Inc.